Exhibit C

June 20, 2020

Board of Directors (the “Board”)

Fuling Global Inc. (“Fuling” or the “Company”)

88 Jintang South Ave

East New District

Wenling, Zhejiang Province

People’s Republic China 317509

Dear Members of the Board of Directors:

Ms. Guilan Jiang, Chairwoman of the Board of Fuling (the “Founder”), on behalf of herself and her extended family members who are shareholders of Fuling, including Ms. Sujuan Zhu, Mr. Qian Hu, Mr. Xinzhong Wang and Mr. Jinxue Jiang (together with the Founder, the “Founder Family”), and Mr. Qijun Huang, an individual financial investor (“Investor”, together with the Founder Family, the “Buyer Group”, “we” or “us”) are pleased to submit this preliminary non-binding proposal (“Proposal”) to acquire all of the outstanding ordinary shares of the Company that are not already held by the Buyer Group (the “Acquisition”) in a going private transaction at proposed purchase price of US$2.18 per share in cash. We believe that our Proposal provides a very attractive opportunity for the Company’s shareholders to realize substantial and immediate returns while ensuring long term growth and continued investment in the Company’s business. Key terms of our Proposal include:

1.       Consortium. The members of the Buyer Group intend to form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work exclusively with each other in pursuing the Acquisition.

2.       Purchase Price. The consideration payable for each common share of the Company is proposed to be $2.18 per common share in cash (in each case other than those common shares held by the members of the Buyer Group). Our proposal represents a premium of approximately 7% to the Company’s closing price on June 19, 2020, and a premium of approximately 22% to the volume-weighted average closing price of the Company during the last 30 trading days.

3.       Funding. We intend to finance the Acquisition with a combination of equity and debt capital. Equity and debt financing would be provided by the Buyer Group in the form of rollover equity in the Company and cash contributions from us. We expect definitive commitments for the required financing, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed with the Company.

4.       Process; Due Diligence. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors will evaluate the Acquisition fairly and independently before it can make its determination to endorse it. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the Definitive Agreements.

5.       Definitive Agreements. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”) while conducting our due diligence. This proposal is subject to the execution of the Definitive Agreements. The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.       Confidentiality. We believe it would be in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussion.

7.       Business and Operations of the Company. The members of the Founder Family collectively own approximately 70% of the Company’s issued and outstanding shares, and we remain committed to building and growing the Company after the Acquisition. In considering our Proposal, you should be aware that we are interested only in acquiring the outstanding shares of the Company that we do not already own, and that we do not intend to sell our shares in the Company to any third party.

8.       No Binding Commitment. This letter does not contain all matters upon which agreement must be reached in order to consummate the proposed Acquisition described above, constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation. Nothing herein shall obligate any person to engage in or continue discussions regarding the proposed Acquisition, and any of us may terminate discussions at any time for any reason or no reason. Any actions taken by any person in reliance on this Proposal shall be at that person’s own risk and cost.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. We look forward to hearing from you.

*     *     *     *

Sincerely,

Guilan Jiang

/s/ Guilan Jiang

[Proposal Letter Signature Page]

Sincerely,

Qijun Huang

/s/ Qijun Huang

[Proposal Letter Signature Page]